Filed Pursuant to Rule 424(b)(3)

Registration No. 333-142411

PROSPECTUS

228,394 Shares

Class A Common Stock

This prospectus relates to the resale by certain selling security holders of Access Integrated Technologies, Inc. of 228,394 shares of our Class A common stock, par value $0.001 per share (the “Common Stock”), including 160,488 shares of Common Stock issued to security holders pursuant to a certain Securities Purchase Agreement, dated as of October 5, 2006, as amended by Amendment No. 1, dated February 9, 2007, by and among Access Integrated Technologies, Inc., Silver Oak Capital, L.L.C., Alexandra Global Master Fund Ltd., JMG Capital Partners, L.P., JMG Triton Offshore Fund, Ltd., and the notes issued pursuant thereto and 67,906 shares of Common Stock issued to security holders pursuant to a certain Stock Purchase and Sale Agreement, dated as of July 6, 2006, as amended by Amendment No. 1, dated as of July 31, 2006, by and among Access Integrated Technologies, Inc., UniqueScreen Media, Inc. (“USM”), the holders of capital stock of USM and Granite Equity Limited Partnership, as Stockholder Representative.

The selling security holders may offer to sell the shares of Common Stock being offered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices, or at negotiated prices.

The shares of Common Stock are listed for trading on the NASDAQ Global Market (“NASDAQ”) under the symbol “AIXD”. On May 16, 2007, the last reported sale price of the Common Stock on NASDAQ was $5.86 per share.

We will not receive any proceeds from the resale of shares of Common Stock by the selling security holders. We will pay the expenses of this offering.

See “Risk Factors” beginning on page 12 for a discussion of factors that you should consider before buying shares of the Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

May 18, 2007

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) utilizing a shelf registration process. Under this shelf registration process, selling stockholders may, from time to time, offer and sell shares of the Common Stock pursuant to this prospectus. It is important for you to read and consider all of the information contained in this prospectus and any applicable prospectus supplement before making a decision whether to invest in the Common Stock. You should also read and consider the information contained in the documents that we have incorporated by reference as described in “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference” in this prospectus.

You should rely only on the information provided in this prospectus and any applicable prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not offering to sell or soliciting offers to buy, and will not sell, any securities in any jurisdiction where it is unlawful. You should assume that the information contained in this prospectus or in any prospectus supplement, as well as information contained in a document that we have previously filed or in the future will file with the SEC and incorporate by reference in this prospectus or any prospectus supplement, is accurate only as of the date of this prospectus, the applicable prospectus supplement or the document containing that information, as the case may be. Our financial condition, results of operations, cash flows or business may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file periodic reports, proxy statements and other information relating to our business, financial and other matters with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”). Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at, and obtain a copy of any such document by mail from, the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed charges. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its charges.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933 (the “Securities Act”) with respect to our securities described in this prospectus. References to the “registration statement” or the “registration statement of which this prospectus is a part” mean the original registration statement and all amendments, including all schedules and exhibits. This prospectus does not, and any prospectus supplement will not, contain all of the information in the registration statement because we have omitted parts of the registration statement in accordance with the rules of the SEC. Please refer to the registration statement for any information in the registration statement that is not contained in this prospectus or a prospectus supplement. The registration statement is available to the public over the Internet at the SEC’s web site described above and can be read and copied at the location described above.

Each statement made in this prospectus or any prospectus supplement concerning a document filed as an exhibit to the registration statement is qualified in its entirety by reference to that exhibit for a complete description of its provisions.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information contained in other documents filed separately with the SEC. This means that we can disclose important information to you by referring you to other documents filed with the SEC that contain such information. The information incorporated by reference is an important part of this prospectus and prospectus supplement. Information disclosed in documents that we file later with the SEC will automatically add to, update and change information previously disclosed. If there is additional information in a later filed document or a conflict or inconsistency between information in this prospectus or a prospectus supplement and information incorporated by reference from a later filed document, you should rely on the information in the later dated document.

We incorporate by reference the documents listed below (and the documents incorporated by reference therein) that we have previously filed, and any documents that we may file in the future, with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offerings contemplated by this prospectus are completed:

•	our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2006, filed with the SEC on June 29, 2006 (the “2006 Form 10-KSB”);
•	our Quarterly Report on Form 10-QSB for the period ended June 30, 2006, filed with the SEC on August 14, 2006;
•	our Quarterly Report on Form 10-QSB for the period ended September 30, 2006, filed with the SEC on November 14, 2006;
•	our Quarterly Report on Form 10-QSB for the period ended December 31, 2006, filed with the SEC on February 14, 2007;
•	our Current Report on Form 8-K, dated April 10, 2006, filed with the SEC on April 12, 2006;
•	our Current Report on Form 8-K, dated April 18, 2006, filed with the SEC on April 20, 2006;
•	our Current Report on Form 8-K, dated June 8, 2006, filed with the SEC on June 9, 2006;
•	our Current Report on Form 8-K, dated July 6, 2006, filed with the SEC on July 7, 2006;
•	our Current Report on Form 8-K, dated July 31, 2006, filed with the SEC on August 3, 2006;
•	our Current Report on Form 8-K, dated August 1, 2006, filed with the SEC on August 4, 2006;
•	our Current Report on Form 8-K, dated August 17, 2006, filed with the SEC on August 23, 2006;
•	our Current Report on Form 8-K, dated September 12, 2006, filed with the SEC on September 18, 2006;
•	our Current Report on Form 8-K, dated September 14, 2006, filed with the SEC on September 20, 2006;
•	our Current Report on Form 8-K, dated September 27, 2006, filed with the SEC on October 2, 2006;
•	our Current Report on Form 8-K/A, dated July 31, 2006, filed with the SEC on October 3, 2006;
•	our Current Report on Form 8-K, dated October 5, 2006, filed with the SEC on October 6, 2006;
•	our Current Report on Form 8-K, dated November 3, 2006, filed with the SEC on November 6, 2006;
•	our Current Report on Form 8-K, dated November 2, 2006, filed with the SEC on November 8, 2006;
•	our Current Report on Form 8-K, dated November 28, 2006, filed with the SEC on December 4, 2006;
•	our Current Report on Form 8-K, dated January 7, 2007, filed with the SEC on January 8, 2007;
•	our Current Report on Form 8-K, dated January 29, 2007, filed with the SEC on January 30, 2007;
•	the description of our Class A common stock contained in our Registration Statement on Form 8-A (File No. 000-51910), filed with the SEC under Section 12 of the Exchange Act on April 12, 2006; and
•

the portions of our annual proxy statement relating to our annual meeting of stockholders dated July 28, 2006, filed with the SEC on July 28, 2006, that have been incorporated by reference into the 2006 Form 10-KSB.

Any statement made in this prospectus, a prospectus supplement or a document incorporated by reference in this prospectus or a prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus and any applicable prospectus supplement to the extent that a statement contained in an amendment to the registration statement, any subsequent prospectus supplement or in any other subsequently filed document incorporated by reference herein or therein adds, updates or changes that statement. Any statement so affected will not be deemed, except as so affected, to constitute a part of this prospectus or any applicable prospectus supplement.

You may obtain a copy of these filings, excluding exhibits (but including exhibits that are specifically incorporated by reference in any such filing), free of charge, by oral or written request directed to: Access Integrated Technologies, Inc., 55 Madison Avenue, Suite 300, Morristown, NJ 07960, Attention: Gary S. Loffredo - General Counsel, Telephone (973) 290-0080.

FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus or incorporated by reference into this prospectus constitute “forward-looking statements” within the meaning of the federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, which are indicated by words or phrases such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “will,” “estimates,” and similar words. Forward-looking statements are based on current expectations and are indicated by words or phrases such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “plan,” “intend” or “anticipate” or the negative thereof or comparable terminology, or by discussion of strategy. Forward-looking statements represent as of the date of this prospectus our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements and general industry and business conditions applicable to us. Such forward-looking statements are based largely on our current expectations and are inherently subject to risks and uncertainties. Our actual results could differ materially from those that are anticipated or projected as a result of certain risks and uncertainties, including, but not limited to, a number of factors, such as:

•	successful execution of our business strategy, particularly for new endeavors;
•	the performance of our targeted markets;

•	competitive product and pricing pressures;
•	changes in business relationships with our major customers;
•	successful integration of acquired businesses;
•	successful disposal of our discontinued operations;
•	economic and market conditions;
•	the effect of our indebtedness on our financial condition and financial flexibility, including, but not limited to, the ability to obtain necessary financing for our business; and
•	the other risks and uncertainties that are described under “Risk Factors” and elsewhere in this prospectus and from time to time in our filings with the SEC.

Except as otherwise required to be disclosed in periodic reports required to be filed by public companies with the SEC pursuant to the SEC's rules, we have no duty to update these statements, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, we cannot assure you that the forward-looking information contained in this prospectus will in fact transpire.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, any prospectus supplement and the documents incorporated by reference. It does not contain all of the information that you should consider before making a decision to invest in the Common Stock. You should read carefully the entire prospectus, any applicable prospectus supplement and the documents incorporated by reference, including “Risk Factors” and the Consolidated Financial Statements and Notes thereto included elsewhere or incorporated by reference in this prospectus or any prospectus supplement.

In this prospectus, “AccessIT”, “we,” “us,” “our” and the “Company” refer to Access Integrated Technologies, Inc. and its subsidiaries unless the context otherwise requires.

OUR BUSINESS

OVERVIEW

AccessIT was incorporated in Delaware on March 31, 2000. We provide fully managed storage, electronic delivery and software services and technology solutions for owners and distributors of digital content to movie theaters and other venues. We have generated revenues from two primary businesses, media services (“Media Services”) and internet data center ("IDC" or "data center") services (“Data Center Services”). Our Media Services business provides software, services and technology solutions to the motion picture and television industries, primarily to facilitate the transition from analog (film) to digital cinema and has positioned us at what we believe to be the forefront of an emerging industry opportunity relating to the delivery and management of digital cinema and other content to entertainment and other remote venues worldwide. This is currently our primary strategic focus. Our Data Center Services are comprised of three leased IDCs that provide corporate customers with secure and fail-safe off-site locations to house their computer and telecommunications equipment, as well as related services such as equipment monitoring and back-up and protection of customers' data. We have decided to realign our resources and to dispose of our Data Center Services.  We will continue to support the Data Center Services while making a determination with respect to the disposition thereof. The discontinuation of our Data Center Services represents a strategic realignment of our technical and financial resources, thus enabling us to focus on what we believe are more profitable business opportunities for the Company.

Digital Cinema Initiatives, LLC (“DCI”) was created in March 2002 as a joint venture of seven motion picture studios: Buena Vista Pictures Distribution (Disney), Twentieth Century Fox Film Corporation (Fox), Metro-Goldwyn-Mayer, Paramount Pictures, Sony Pictures Entertainment, Universal Studios, and Warner Bros. Studios. The primary purpose of DCI was to recommend uniform industry-wide specifications for digital cinema, in order to provide real benefits to theater audiences, theater owners, filmmakers and distributors. In June 2005, DCI announced recommendations regarding the final overall system requirements and specifications for digital cinema (the “DCI Recommendations”). The DCI Recommendations define technical specifications and requirements recommended for the mastering of, distribution of, and theatrical playback of digital cinema content. AccessIT’s processes and Systems (as defined below) operate in accordance with the DCI Recommendations.

In June 2005, in anticipation of the DCI Recommendations, we entered into a digital cinema framework agreement (the “Framework Agreement”) with Christie Digital Systems USA, Inc. (“Christie”) through our then-newly formed indirectly wholly-owned subsidiary, Christie/AIX, Inc. (“Christie/AIX”) to purchase Christie's digital cinema projection systems (the "Systems") at agreed-upon prices to be installed nationwide (the “Digital Cinema Roll-Out”).

Distributors can send us digital cinema movie content or alternative digital content as a digital cinema distribution master (“DCDM”), which the distributors developed under the DCI Recommendations and are encrypted and transported to exhibitors.

We believe Christie/AIX’s Digital Cinema Roll-Out requires four key components:

1.	Distribution management software
2.	Exhibition management software
3.	Managed digital media delivery
4.	A common platform to make hardware and software work together

Each of these four key components are provided within our Media Services.

MEDIA SERVICES

The Media Services segment of our business consists of two units: the Digital Media Delivery Services and Entertainment Software Services. Digital Media Delivery Services is comprised of FiberSat Global Services, Inc. d/b/a AccessIT Satellite and Support Services, (“AccessIT Satellite”), Access Digital Media, Inc. (“AccessDM” and, together with AccessIT Satellite, “DMS”), ADM Cinema Corporation (“ADM Cinema”) d/b/a the Pavilion Theatre (the “Pavilion Theatre”), Christie/AIX, UniqueScreen Media, Inc. (“USM”) and Vistachiara Productions, Inc. d/b/a The Bigger Picture (“The Bigger Picture”).

Entertainment Software Services is comprised of Hollywood Software, Inc. d/b/a AccessIT Software (“AccessIT SW”) and DMS.

Digital Media Delivery Services

Operations of:	Services provided:
DMS

Stores and distributes digital content to movie theaters and other venues having digital projection equipment and provides satellite-based broadband video, data and Internet transmission, encryption management services, video network origination and management services and a virtual booking center to outsource the booking and scheduling of satellite and fiber networks and provides forensic recovery services for content owners.

Pavilion Theatre	A fully functioning nine-screen movie theatre and showcase to demonstrate and test our integrated digital cinema solutions.
Christie/AIX

Financing vehicle and administrator for Christie/AIX’s Digital Cinema Roll-Out to motion picture exhibitors, collects virtual print fees (“VPFs”) from motion picture studios and other content providers.

USM	Provides cinema advertising services and entertainment.
The Bigger Picture	Distributes programs of alternate content to theatrical exhibitors.

In March 2004, AccessDM acquired certain digital cinema related assets of the Boeing Company (the “Boeing Digital Asset Acquisition”).

In November 2004, we acquired certain assets and liabilities of FiberSat Global Services, LLC (the “FiberSat Acquisition”).

In February 2005, through ADM Cinema, we acquired substantially all of the assets of the Pavilion Theatre located in the Park Slope section of Brooklyn, New York from Pritchard Square Cinema, LLC (the “Pavilion Theatre Acquisition”).

In June 2005, we formed Christie/AIX to purchase Systems for Christie/AIX’s Digital Cinema Roll-Out, under the Framework Agreement with Christie. In September 2005, pursuant to a second amendment to the Framework Agreement, Christie and Christie/AIX agreed to extend the number of Systems which may be ordered to 4,000 Systems.

In July 2006, we purchased all of the outstanding capital stock of USM from USM’s stockholders.

In January 2007, through our wholly owned subsidiary, The Bigger Picture, we purchased substantially all of the assets of BP/KTF.

Each System, purchased from Christie, consists of a Digital Light Processor (or DLP) Cinema™ 2K projector, capable of both 2-D and 3-D display, a digital cinema server, and such other components and software and any applicable upgrades along with a central library server, with the exhibitor’s copy of our Theatre Command Center software installed, connecting all Systems within a theatre complex, together with a storage array, computer rack, uninterrupted power source, main switch and patch panel.

Products

Current proprietary software of DMS for Digital Media Delivery Services consists of the following:

Proprietary Software Product:	Purpose:
Digital Express e-Courier ServicesSM

Provides worldwide delivery of digital content, including movies, advertisements and alternative content such as concerts, seminars and sporting events to movie theaters and other venues having digital projection equipment.

The Digital Express e-Courier ServicesSM software makes interaction between the content originator (such as the motion picture studio) and the exhibitor easier:

•	Programming is viewed, booked, scheduled and electronically delivered through Digital Express e-Courier ServicesSM.
•	Once received, DCDMs are prepared for distribution employing wrapper technology, including the application of an additional layer of Advanced Encryption Standard encryption, for added security.
•

We maintain digital content storage and support services at our IDCs, which are equipped with state-of-the-art EMC Symmetrix and StorageTek hardware, standby power supplies and environmental controls that provide fail-safe, uninterrupted service.

•

Through our IDCs, we provide digital content delivery via multiple tier-1 carriers utilizing both terrestrial (copper and fiber networks) as well as satellite links, which ensures cost-effective and reliable on-time delivery of all digital content, regardless of size or number of remote destinations.

•

Designed to provide transparent control over the delivery process, Digital Express e-Courier ServicesSM provides comprehensive, real-time monitoring capabilities including a fully customizable, automatic event notification system, delivering important status information to customers through a variety of connected devices including cell phones, e-mail or pagers.

Current licensed software of Christie/AIX consists of the following:

Licensed Product:	Purpose:
Cinefence	Detection of audio and video watermarks in content distributed through digital cinema.

In February 2006, Christie/AIX entered into an agreement with Philips Electronics Nederland B.V. (“Philips”) for a non-exclusive, worldwide right to use software license for Philips’ software Cinefence (the “Cinefence License”). The Cinefence License is for an initial period of twelve years and renews automatically each year unless terminated by either party upon written notice. Cinefence is a watermarking detector for the detection of audio and video watermarks in content distributed through digital cinema. Christie/AIX incorporates Cinefence into the Systems deployed with motion picture exhibitors participating in Christie/AIX’s Digital Cinema Roll-Out.

Market Opportunity

According to the Motion Picture Association, on average, there were approximately 530 new movie releases for each of the past two years. The average major movie is released to approximately 4,000 screens in the United States and 8,000 screens worldwide. According to the National Association of Theatre Owners, there are approximately 105,000 screens worldwide that play major movie releases, with approximately 36,000 screens located in the United States.

We believe that:

•

the demand for digital content delivery will increase as the movie, advertising and entertainment industries continue to convert to a digital format in order to achieve cost savings, greater flexibility and/or improved image quality;

•

digital content delivery eventually will replace, or at least become more prevalent than, the current method used for film delivery since existing film delivery generally involves the time-consuming, somewhat expensive and cumbersome process of receiving bulk printed film, rebuilding the film into shipping reels, packaging the film reels into canisters and physically delivering the film reels by traditional ground modes of transportation to movie theaters;

•

the expanding use of digital content delivery will lead to an increasing need for digital content delivery services, as the movie exhibition industry now has the capability to present advertisements, trailers and alternative entertainment in a digital format and in a commercially viable manner;

•

motion picture exhibitors may be able to profit from the presentation of new and/or additional advertising in their movie theaters and that alternative entertainment at movie theaters may both expand their hours of operation and increase their occupancy rates;

•

the demand for our digital content delivery services is directly related to the number of movie releases each year, the number of movie screens those movies are shown on and the transition to digital presentations in those movie theatres;

•

the cost to deliver digital movies to movie theatres will be much less than the cost to print and deliver analog movie prints, and such lesser cost will provide the economic model to drive the conversion from analog to digital cinema (according to Nash Information Services, LLC., the average film print costs $2,000 per print);

•	illegal off-the-screen recording of movies with handheld camcorders now costs the movie exhibition industry an estimated $3.5 billion annually;
•	according to the Cinema Advertising Council, the on-screen advertising industry has revenues in excess of $300 million annually; and
•

our recent surveys have shown that movie goers are becoming more accepting of theatre advertising, and that of the 36,000 screens located in the United States, 24,000 of them show some form of advertising.

To date, in connection with Christie/AIX’s Digital Cinema Roll-Out, Christie/AIX has entered into digital cinema deployment agreements with six motion picture studios and a digital cinema agreement with one alternative content provider for the distribution of digital movie releases and alternate content to motion picture exhibitors equipped with Systems, and providing for payment of virtual print fees to Christie/AIX. As of December 31, 2006, Christie/AIX has entered into master license agreements with eight motion picture exhibitors for the placement of Systems in movie theatres covering a total of 3,040 screens (includes screens at AccessIT’s Pavilion Theatre) and has installed 1,693 Systems. As of March 31, 2007, we completed the first 2,275 System installations and it is our intention to complete all 4,000 System installations by October 31, 2007.

Entertainment Software Services

Operations of:	Services provided:
AccessIT SW

Develops and licenses software to the motion picture distribution and exhibition industries, provides services as an Application Service Provider (“ASP Service”), provides software enhancements and consulting services and provides intellectual property (“IP”) rights and royalty management.

DMS	Provides software for in-theatre management of movies and other content.

In November 2003, we acquired all of the capital stock of AccessIT SW, a leading provider of proprietary transactional support software and consulting services for distributors and exhibitors of filmed entertainment in the United States and Canada (the “AccessIT SW Acquisition”).

In June 2006, the Company, through its indirectly wholly-owned subsidiary, PLX Acquisition Corp. (“PLX Acquisition”), purchased substantially all the assets of PLX Systems Inc. (“PLX”) and Right Track Solutions Incorporated (“Right Track”). PLX Acquisition provides technology, expertise and core competencies in IP rights and royalty management, expanding the Company’s ability to bring alternative forms of content, such as non-traditional feature films. PLX’s and Right Track’s assets have been integrated into the operations of AccessIT SW.

Products

AccessIT SW provides proprietary software applications and services to support customers of varying sizes, through software licenses, its ASP Service in which it hosts the application in one of our IDCs and client access via the Internet, provides outsourced film distribution services, called IndieDirect, and IP rights and royalty management. Current proprietary software of AccessIT SW consists of the following:

Proprietary Software Product:	Purpose:
Theatrical Distribution System (“TDS”)

Enables United States motion picture studios to plan, book and account for movie releases and to collect and analyze related financial operations data and interfaces with DMS’ Digital Express e-Courier Services SM software.

Theatrical Distribution System (Global) (“TDSg “)

Enables international motion picture studios to plan, book and account for movie releases and to collect and analyze related financial operations data and interfaces with DMS’ Digital Express e-Courier Services SM software.

Exhibition Management System™ (“EMS™”)	Manages all key aspects of film planning, scheduling, booking and motion picture studios payment for exhibitors.
EMSa	Web-enabled version of EMS™.
Motion Picture Planning System (“MPPS”)	Plans and initiates movie release strategies using various movie criteria and historical performance data.
Media Manager System (“MMS”)	Facilitates the planning and tracking of newspaper advertising campaigns.
Digi-Central	Online marketplace in which buyers can search for available digital content, initiate transactions and coordinate delivery via DMS.
Right Track Copyright© (“RTC”)	Tracks and manages copyrighted material.
Right Track Publisher Royalties© (“RTPub”)	Tracks income and royalties for managed copy written material.
Right Track Product Royalties (“RTR”)	Manages contracts and licenses, tracks sales and produces royalties for payees.
Right Track Accounting (“RTA”)	Accounting package designed to compliment the RTPub and RTR products.
Right Track Cue Sheet (“RTCue”)	Add-on module for licenses/licensors of recorded music for use in movie/TV productions.
Winpub	Microsoft Windows version of RTPub.
Product Royalties for Windows (RTRw”)	Microsoft Windows version of RTR
Enterprise Edition (“EE”)	Web-enabled version of RTR with additional contract management and royalty generation components.

Distributed Software Product:	Purpose:
Vista Cinema Software (“Vista”)	Theatre ticketing software.

Current proprietary software of DMS for exhibition management consists of the following:

Proprietary Software Product:	Purpose:
Theatre Command Center (“TCC”)	Provides in-theatre management for use by digitally–equipped movie theaters and interfaces with DMS’ Digital Express e-Courier ServicesSM software.

Exhibition Management

We believe that our EMS™ system is one of the most powerful and comprehensive systems available to manage all key elements of motion picture exhibition. This fully supported solution can exchange information with every financial, ticketing, point-of-sale, distributor and data system to eliminate manual processes. Also, EMS™ is designed to create innovative revenue opportunities for motion picture exhibitors from the presentation of new and/or additional advertising and alternative entertainment in their movie theaters due to the expanding use of digital content delivery.

Our TCC system, provides in-theatre management for digitally–equipped movie theaters, enabling one to control all the screens in a movie theatre, manage content and version review, show building, program scheduling and encryption security key management from a central terminal, whether located in the projection booth, the theatre manager’s office or both.

Domestic Theatrical Distribution Management

AccessIT SW’s TDS product is currently licensed to several motion picture studios, including 20th Century Fox, the Weinstein Company, Paramount Pictures and Universal Studios. These studios comprised approximately 33.4%, 11.5%, 8.0% and 5.2%, respectively, of AccessIT SW’s revenues for the fiscal year ended March 31, 2006. Several distributors utilize AccessIT SW’s products through its ASP Service, including IFC Films, Newmarket Films, Magnolia Pictures, Gold Circle Films, Maple Pictures and IFS. In addition, AccessIT SW licenses to customers other distribution-related software, including MPPS and MMS, which further automate and manage related aspects of movie distribution, including advertising, strategic theater selection and competitive release planning.

AccessIT SW also provides outsourced movie distribution services, specifically for independent film distributors and producers, through IndieDirect. The IndieDirect staff uses the TDS distribution software to provide back office movie booking, tracking, reporting, settlement, and receivables management services.

International Theatrical Distribution Management

In 2004, AccessIT SW began developing TDSg, an international version of our successful TDS application, to support worldwide movie distribution and has the capability to run either from a single central location or multiple locations. In December 2004, AccessIT SW signed an agreement to license TDSg to 20th Century Fox, who will implement the software in fourteen overseas territories, encompassing eighteen foreign offices, over approximately eighteen months. As with our North American TDS solution, the TDSg system seamlessly integrates with AccessIT’s digital content delivery services, significantly enhancing our international market opportunities.

IP Rights and Royalty Management

AccessIT SW also provides software for the management of IP rights and royalties, called Right Track, which was acquired in the acquisition of PLX.

Distributed Software

AccessIT SW also distributes Vista, a theatre ticketing solution, developed by Vista Entertainment Solutions Limited (“Vista Entertainment”) which is based in New Zealand. AccessIT SW is currently the only United States-based distributor of Vista to the United States theatre market. Under our distribution agreement with Vista Entertainment, AccessIT SW earns a percentage of license fees, maintenance fees and consulting fees generated from each Vista product we sell.

Market Opportunity

The customers for AccessIT SW’s existing software and consulting services consist principally of worldwide motion picture studios and North American motion picture exhibitor chains. Upon the completion of TDSg, our international version of TDS, we will have the ability to support worldwide movie distribution.

We believe that:

•

AccessIT SW’s products are becoming the industry standard method by which motion picture studios and exhibitors plan, manage and monitor operations and data regarding the presentation of theatrical entertainment. Based upon certain industry figures, distributors using AccessIT SW’s TDS software, cumulatively managed 39.6% and 44.2% of the 2004 and 2005 United States theater box office revenues, respectively);

•

by adapting this system to serve the expanding digital entertainment industry, AccessIT SW’s products and services will be accepted as an important component in the digital content delivery and management business;

•	the continued transition to digital content delivery will require a high degree of coordination among content providers, customers and intermediary service providers;
•	producing, buying and delivering media content through worldwide distribution channels is a highly fragmented and inefficient process; and
•

technologies created by AccessIT SW and the continuing development of and general transition to digital forms of media will help the digital content delivery and management business become increasingly streamlined, automated and enhanced.

DATA CENTER OPERATIONS

We have decided to realign our resources and dispose of our Data Center Services other than the businesses operated by Core Technology Services, Inc. (“Core”) and by AccessIT through its Access Digital Server Assets (as defined below). The disposition of our Data Center Services represents a strategic realignment of our technical and financial resources, thus enabling us to focus on what we believe are more profitable business opportunities for the Company.

The Data Center Services segment of our business consists of two units: our IDCs or Data Centers, comprised of assets owned by the Company, and Managed Services, comprised of Core and the Access Digital Server Assets.

Operations of:	Services provided:
Data Centers	Provides services through its three IDCs including the license of data center space, provision of power, data connections to other businesses, web hosting and the installation of equipment.
Managed Services	Provides information technology consulting services and managed network monitoring services through its Global Network Command Center (“GNCC”).

In January 2004, we acquired Core, a managed service provider of information technologies (the “Managed Services Acquisition”) which operates a 24x7 GNCC, capable of running the networks and systems of large corporate clients. The four largest customers of Core accounted for approximately 64% of its revenues. The service capabilities of Core have been integrated with our IDCs.

In January 2006, we purchased certain web hosting assets which have been integrated into the operations of Managed Services (the “Access Digital Server Assets”).

Data Centers

We currently operate three IDCs, one in New Jersey and two in New York City. In addition, we maintain an IDC in Chatsworth, California that is dedicated to AccessIT’s delivery of movies and other digital content to motion picture exhibitors worldwide. Our IDCs are leased facilities through which we, for monthly and variable fees, provide our customers with:

•	secure and fail-safe locations for their computer and telecommunications equipment by using back-up power generators as well as back-up battery power and specialized air conditioning systems;
•	voice and data transmission services from a choice of network providers;
•	computer and telecommunications equipment monitoring services; and
•	storage, back-up and protection services for their programs and data, including our AccessStorage-On-Demand managed storage services to store and copy data.

Managed Services

We have developed two distinct Managed Services offerings, Network and Systems Management and Managed Storage Services.

Network and Systems Management

We offer our customers the economies of scale of the GNCC with an advanced engineering staff. Our network and systems management services include:

•	network architecture and design;
•	systems and network monitoring and management;
•	data and voice integration;
•	project management;
•	auditing and assessment;
•	on site support for hardware installation and repair, software installation and update and a 24x7 user help desk;
•	a 24x7 Citrix server farm (a collection of computer servers); and
•	fully managed web hosting.

Managed Storage Services

Our managed storage services, known as AccessStorage-on-Demand, include:

•	hardware and software from such industry leaders as EMC Symmetrix, StorageTek and Veritas;
•	pricing on a per-gigabyte of usage basis which provides customers with reliable primary data storage that is connected to their computers;
•	the latest storage area network (“SAN”) technology and SAN monitoring by our GNCC; and
•

a disaster recovery plan for customers that have their computers located within one of our IDCs by providing them with a tape back-up copy of their data that may then be sent to the customer’s computer if the customer’s data is lost, damaged or inaccessible.

All managed storage services are available separately or may be bundled together with other services. Monthly pricing is based on the type of storage (tape or disk), the capacity used and the level of accessibility required.

OUR PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 55 Madison Avenue, Suite 300, Morristown, NJ 07960, and our telephone number at such offices is (973) 290-0080. Our e-mail address is investor@accessitx.com and our web site address is www.accessitx.com. Information accessed on or through our web site does not constitute a part of this prospectus.

THE OFFERING

Class A common stock offered by selling security holders	228,394 shares (1)
Common stock equivalents presently outstanding	24,742,884 shares (2)
Common stock equivalents to be outstanding immediately after this offering	24,742,884 shares (2)
Use of proceeds	We will not receive any proceeds from the resale of shares of Common Stock by the selling security holders.
NASDAQ symbol	AIXD

(1)

This prospectus relates to the resale by certain selling security holders of Access Integrated Technologies, Inc. of 228,394 shares of our Common Stock, including 106,488 shares of Common Stock issued to security holders pursuant to a certain Securities Purchase Agreement, dated as of October 5, 2006, by and among Access Integrated Technologies, Inc., Silver Oak Capital, L.L.C., Alexandra Global Master Fund Ltd., JMG Capital Partners, L.P., JMG Triton Offshore Fund, Ltd. and the notes issued pursuant thereto and 67,906 shares of Common Stock issued to security holders pursuant to a certain Stock Purchase and Sale Agreement, dated as of July 6, 2006, as amended by Amendment No. 1, dated as of July 31, 2006, by and among Access Integrated Technologies, Inc., UniqueScreen Media, Inc. (“USM”), the holders of capital stock of USM and Granite Equity Limited Partnership, as Stockholder Representative. The selling security holders may offer to sell the shares of Common Stock being offered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices, or at negotiated prices. Please see “Plan of Distribution” in this prospectus for a detailed explanation of how the shares of Common Stock may be sold.

(2)

Reflects 23,979,073 outstanding shares of Common Stock as of April 24, 2007, and 763,811 outstanding shares of our Class B common stock as of April 24, 2007, which are convertible into 763,811 shares of Common Stock.

This prospectus contains our trademarks, tradenames and servicemarks and also contains certain trademarks, tradenames and servicemarks of other parties.

_________________

RISK FACTORS

An investment in our securities involves a high degree of risk and uncertainty. You should carefully consider the risks described below and in any prospectus supplement before deciding to invest in our securities. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we presently consider immaterial may also adversely affect our company. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially adversely affected. In that case, the trading price of our securities could decline, and you could lose all or part or your investment. In assessing these risks, you should also refer to the other information included or incorporated by reference in this prospectus, including the consolidated financial statements and notes thereto of our company included elsewhere in this prospectus.

Risks relating to our business

An inability to obtain necessary financing may have a material adverse effect on our financial position, operations and prospects if unanticipated capital needs arise.

Our capital requirements may vary significantly from what we currently project and be affected by unforeseen delays and expenses. We may experience problems, delays, expenses and difficulties frequently encountered by similarly-situated companies, as well as difficulties as a result of changes in economic, regulatory or competitive conditions. If we encounter any of these problems or difficulties or have underestimated our operating losses or capital requirements, we may require significantly more financing than we currently anticipate. We cannot assure you that we will be able to obtain any required additional financing on terms acceptable to us, if at all. We will be restricted in the type and amount of additional indebtedness that we may incur as a result of our acquisition of AccessIT SW. In connection with the acquisition of AccessIT SW, we issued secured promissory notes to the sellers that will be senior to all indebtedness during the term of those notes other than any debt provided by a bank or institutional lender, which is less than $1.0 million in aggregate principal amount, unsecured or secured by the assets of AccessIT SW and its subsidiaries. Certain of the assets acquired by The Bigger Picture from BP/KTF are subject to liens and the security interests of a third party, Screenvision Exhibition, Inc. An inability to obtain necessary financing could have a material adverse effect on our financial position, operations and prospects. In connection with the Framework Agreement, we have agreed, through Christie/AIX, to seek to raise financing for purchases of digital cinema projection systems. Although we have entered into a Credit Facility (the “Credit Facility”) with General Electric Capital Corporation (“GECC”), pursuant to which GECC and certain other lenders agreed to provide Christie/AIX a $217 million Senior Secured Multi Draw Term Loan, if we are unable to draw down loans from the Credit Facility or raise additional funds, we may not be able to fulfill our obligations under the Framework Agreement. The Credit Facility contains certain restrictive covenants that restrict Christie/AIX and its subsidiaries from making certain capital expenditures, incurring other indebtedness, engaging in a new line of business, selling certain assets, acquiring, consolidating with, or merging with or into other companies and entering into transactions with affiliates. In October 2006, we issued certain promissory notes which restrict the Company and its subsidiaries (other than USM and Christie/AIX) from incurring other indebtedness, creating or acquiring subsidiaries which do not guarantee such notes, making certain investments and modifying authorized capital.

We have limited experience in our newer business operations, which may negatively affect our ability to generate sufficient revenues to achieve profitability.

We were incorporated on March 31, 2000. Our first IDC, a part of our initial business, became operational in December 2000. Subsequent thereto, we added additional IDCs and expanded into the following new business areas which are currently our primary focus: (a) providing satellite delivery services, through our wholly-owned subsidiary AccessIT Satellite; (b) operating a movie theater, through our wholly-owned subsidiary ADM Cinema; (c) placing digital cinema projection systems into movie theaters and collecting virtual print fees in connection with such placements, through our indirect wholly-owned subsidiary Christie/AIX; (d) providing pre-show on-screen advertising and entertainment, through our wholly-owned subsidiary USM and (e) operating an alternate content distribution company, through our wholly-owned subsidiary, The Bigger Picture. Although we have retained the senior management of the acquired businesses and have hired other experienced personnel, we have little experience in these new areas of business and cannot assure you that we will be able to develop and market the services provided thereby. We also cannot assure you that we will be able to successfully operate these businesses. Our efforts to expand into these five new business areas may prove costly and time-consuming and have become our primary business focus, causing us to decide to dispose of our Data Center Services segment.

Our lack of operating experience in the digital cinema industry and providing transactional software for movie distributors and exhibitors could result in:

•	increased operating and capital costs;
•	an inability to effect a viable growth strategy;
•	service interruptions for our customers; and
•	an inability to attract and retain customers.

We may not be able to generate sufficient revenues to achieve profitability through the operation of our digital cinema business or our entertainment software business. We cannot assure you that we will be successful in marketing and operating these new businesses or, even if we are successful in doing so, that we will not experience additional losses.

We face the risks of an early-stage company in a new and rapidly evolving market and may not be able successfully to address such risks and ever be successful or profitable.

We have encountered and will continue to encounter the challenges, uncertainties and difficulties frequently experienced by early-stage companies in new and rapidly evolving markets, including:

•	lack of operating experience;
•	net losses;
•	lack of sufficient customers;
•	insufficient revenues and cash flow to be self-sustaining;
•	necessary capital expenditures;
•	an unproven business model;
•	a changing business focus; and
•	difficulties in managing potentially rapid growth.

This is particularly the case with respect to our newly acquired businesses. We cannot assure you that we will ever be successful or profitable.

Because the use of DMS’ services largely depends on the expanded use of digital presentations requiring electronic delivery, if such expanded use does not occur, no viable market for DMS’ services may develop.

Even though we are among the first to develop software and systems for the delivery of digital content to movie theaters and other venues, the demand for them is largely dependent on a concurrent expansion of digital presentations at theaters, which may not occur for several years. There can be no assurance that major movie studios or providers of alternative digital content that currently rely on traditional distribution networks to provide physical delivery of digital files will adopt a different method, particularly electronic delivery, of distributing digital content to movie theaters or other venues. If the development of digital presentations and changes in the way digital files are delivered does not occur, there may be no viable market for DMS’ delivery systems and software.

If we do not respond to future advances in technology and changes in customer demands, our financial position, prospects and results of operations may be adversely affected.

The demand for our Digital Media Delivery Services, entertainment software and IDCs will be affected, in large part, by future advances in technology and changes in customer demands. Our success will also depend on our ability to address the increasingly sophisticated and varied needs of our existing and prospective customers.

We cannot assure you that there will be a demand for the digital cinema software and delivery services provided by DMS. DMS’ profitability depends largely upon the general expansion of digital presentations at theaters, which may not occur for several years. Although Christie/AIX has entered into digital cinema deployment agreements with six motion picture studios, there can be no assurance that these and other major movie studios relying on traditional distribution networks to provide physical delivery of digital files will adopt a different method, particularly electronic delivery, of distributing digital content to movie theaters or that they will release all, some or any of their motion pictures via digital cinema. If the development of digital presentations and changes in the way digital files are delivered does not occur, there may be no viable market for DMS’ software and systems.

We expect competition to be intense: if we are unable to compete successfully, our business and results of operations will be seriously harmed.

The markets for the managed services business, the digital cinema business and the entertainment software business, although relatively new, are competitive, evolving and subject to rapid technological and other changes. We expect the intensity of competition in each of these areas to increase in the future. Companies willing to expend the necessary capital to create facilities and/or software similar to ours may compete with our business. Increased competition may result in reduced revenues and/or margins and loss of market share, any of which could seriously harm our business. In order to compete effectively in each of these fields, we must differentiate ourselves from competitors.

Many of our current and potential competitors have longer operating histories and greater financial, technical, marketing and other resources than us, which may permit them to adopt aggressive pricing policies. As a result, we may suffer from pricing pressures that could adversely affect our ability to generate revenues and our results of operations. Many of our competitors also have significantly greater name and brand recognition and a larger customer base than us. We may not be able to compete successfully with our competitors. If we are unable to compete successfully, our business and results of operations will be seriously harmed.

Our plan to acquire additional businesses involves risks, including our inability successfully to complete an acquisition, our assumption of liabilities, dilution of your investment and significant costs.

Although there are no acquisitions identified by us as probable at this time, we may make further acquisitions of similar or complementary businesses or assets. Even if we identify appropriate acquisition candidates, we may be unable to negotiate successfully the terms of the acquisitions, finance them, integrate the acquired business into our then existing business and/or attract and retain customers. Completing an acquisition and integrating an acquired business, including our recently acquired businesses, may require a significant diversion of management time and resources and involves assuming new liabilities. Any acquisition also involves the risks that the assets acquired may prove less valuable than expected and/or that we may assume unknown or unexpected liabilities, costs and problems. If we make one or more significant acquisitions in which the consideration consists of our capital stock, your equity interest in our company could be diluted, perhaps significantly. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, or obtain additional financing to consummate them.

Our recent acquisitions involve risks, including our inability to integrate successfully the new businesses and our assumption of certain liabilities.

We have made several meaningful acquisitions to expand into new business areas. However, we may experience costs and hardships in integrating the new acquisitions into our current business structure. In November 2004, we acquired certain assets and liabilities of FiberSat Global Services, LLC which have been integrated into the operations of AccessIT Satellite. In February 2005, we acquired the Pavilion Theatre through our wholly-owned subsidiary, ADM Cinema. In June 2005, we created Christie/AIX, a wholly-owned subsidiary of AccessDM, to purchase Systems for Christie/AIX’s Digital Cinema Roll-Out, under the Framework Agreement with Christie. In January 2006, we purchased certain web hosting assets which have been integrated into the operations of Managed Services. In June 2006, the Company, through its indirectly wholly-owned subsidiary, PLX Acquisition, purchased substantially all the assets of PLX which have been integrated into the operations of AccessIT SW and in July 2006, we acquired all of the capital stock of USM. Most recently, in January 2007, the Company, through its wholly-owned subsidiary, The Bigger Picture, purchased substantially all of the assets of BP/KTF, which we intend to integrate into the Company’s operations. We may not be able to integrate successfully the acquired businesses and assets into our existing business. We cannot assure you that we will be able to effectively market the services provided by AccessIT Satellite, the Pavilion Theatre, Christie/AIX, USM and The Bigger Picture. Further, these new businesses and assets may involve a significant diversion of our management time and resources and be costly. Our acquisition of these businesses and assets also involves the risks that the businesses and assets acquired may prove to be less valuable than we expected and/or that we may assume unknown or unexpected liabilities, costs and problems. In addition, we assumed certain liabilities in connection with these acquisitions and we cannot assure you that we will be able to satisfy adequately such assumed liabilities. Other companies that offer similar products and services may be able to market and sell their products and services more cost-effectively than we can.

If we do not manage our growth, our business will be harmed.

We may not be successful in managing our rapid growth. Since November 2004, we have acquired the businesses discussed above and in connection with those acquisitions, we have formed additional subsidiaries. These subsidiaries operate in business areas different from our IDC operations business. The number of our employees has grown from 11 in March 2003 to over 330 in December 2006. Past growth has placed, and future growth will continue to place, significant challenges on our management and resources, related to the successful integration of the newly acquired businesses. To manage the expected growth of our operations, we will need to improve our existing, and implement new, operational and financial systems, procedures and controls. We may also need to expand our finance, administrative, client services and operations staffs and train and manage our growing employee base effectively. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. Our business, results of operations and financial position will suffer if we do not effectively manage our growth.

If we are not successful in protecting our intellectual property, our business will suffer.

We depend heavily on technology to operate our business. Our success depends on protecting our intellectual property, which is one of our most important assets. Although we do not currently hold any copyrights, patents or registered trademarks, we do have intellectual property consisting of:

•	licensable software products;
•	rights to certain domain names;
•	registered service marks on certain names and phrases;
•	various unregistered trademarks and service marks;
•	know-how; and
•	rights to certain logos.

If we do not adequately protect our intellectual property, our business, financial position and results of operations would be harmed. Our means of protecting our intellectual property may not be adequate. Unauthorized parties may attempt to copy aspects of our intellectual property or to obtain and use information that we regard as proprietary. In addition, competitors may be able to devise methods of competing with our business that are not covered by our intellectual property. Our competitors may independently develop similar technology, duplicate our technology or design around any intellectual property that we may obtain.

The success of some of our business operations depends on the proprietary nature of certain software. We do not, however, have any patents with respect to such software. Because there is no patent protection in respect of our software, other companies are not prevented from developing and marketing similar software. We cannot assure you, therefore, that we will not face more competitors or that we can compete effectively against any companies that develop similar software. We also cannot assure you that we can compete effectively or not suffer from pricing pressure with respect to our existing and developing products that could adversely affect our ability to generate revenues.

Although we hold rights to various web domain names, regulatory bodies in the United States and abroad could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to or diminish the value of our proprietary rights.

We may have difficulty collecting payments from some of our customers and incur costs as a result.

A number of our IDC customers are early stage companies. In addition, some of our IDC customers are telecommunications companies, and many telecommunications companies have been experiencing significant financial difficulties. There is a risk that these companies will experience difficulty paying amounts owed to us, and we might not be able to collect on a timely basis all monies owed to us by some of them. Although we intend to remove customers that do not pay us in a timely manner, we may experience difficulties and costs in collecting from or removing these customers.

We may continue to have customer concentration in our business, and the loss of one or more of our largest customers could have a material adverse effect on us.

We expect that we will rely, at least in the near future, upon a limited number of customers for a substantial percentage of our revenues and may continue to have customer concentration company-wide. For the fiscal year ended March 31, 2006, the Pavilion Theatre’s customers (the general public) and DMS comprised of 74% and 24% of the Media Service revenues, respectively. Three customers, Globecomm Network Services Corporation, LATV, LLC. and McKibben Consulting, each represented 10% or more of DMS’ revenues and together generated 58% of DMS revenues. These three customer contracts are due to expire in fiscal year 2007 and only Globecomm’s contract was renewed. The LATV contract was not renewed, however, we are currently bidding for new business with them. Twentieth Century Fox, the Weinstein Company, Paramount Pictures and Universal Studios comprised approximately 33.4%, 11.5%, 8.0% and 5.2%, respectively, of AccessIT SW’s revenues for the fiscal year ended March 31, 2006. For the fiscal year ended March 31, 2006, two customers, Twentieth Century Fox and the Weinstein Company, each represented 10% or more of Entertainment Software Service revenues and together generated 45% of AccessIT SW’s revenues.

For the fiscal year ended March 31, 2006, two customers each represented 10% or more of Data Center Service revenues, KMC and AT&T, which together generated 44% of our Data Center Service revenues. KMC did not renew its contracts, which expired on December 31, 2005, and AT&T did not renew its contracts, which expired on July 31, 2006.

Our substantial debt and lease obligations could impair our financial flexibility and restrict our business significantly.

We now have, and will continue to have, significant debt obligations. We have notes payable to third parties with principal amounts aggregating $136.9 million as of December 31, 2006. We also have capital lease obligations covering facilities and equipment with principal amounts aggregating $6.0 million as of December 31, 2006.

Additionally, Christie/AIX, our indirect wholly-owned subsidiary, has recently entered into the Credit Facility, which permits us to borrow up to $217 million of which $106.9 million has been drawn down as of December 31, 2006. The obligations and restrictions under the Credit Facility and our other debt obligations could have important consequences for us, including:

•	limiting our ability to obtain necessary financing in the future and making it more difficult for us to satisfy our debt obligations;
•

requiring us to dedicate a substantial portion of our cash flow to payments on our debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•	making us more vulnerable to a downturn in our business and limiting our flexibility to plan for, or react to, changes in our business; and
•	placing us at a competitive disadvantage compared to competitors that might have stronger balance sheets or better access to capital by, for example, limiting our ability to enter into new markets.

If we are unable to meet our lease and debt obligations, we could be forced to restructure or refinance our obligations, to seek additional equity financing or to sell assets, which we may not be able to do on satisfactory terms or at all. As a result, we could default on those obligations and in the event of such default, our lenders could accelerate our debt or take other actions that could restrict our operations.

The foregoing risks would be intensified to the extent we borrow additional money or incur additional debt.

The agreements governing our Credit Facility and our issuance of notes in October 2006 imposes certain limitations on us.

The agreement governing our Credit Facility restricts the ability of Christie/AIX and its existing and future subsidiaries to:

•	make certain capital expenditures;
•	incur other indebtedness;
•	engage in a new line of business;
•	sell certain assets;

•	acquire, consolidate with, or merge with or into other companies; and
•	Enter into transactions with affiliates.

The agreements governing our issuance of notes in October 2006 restrict the ability of the Company and its subsidiaries, subject to certain exceptions, from:

•	incurring other indebtedness;
•	creating or acquiring subsidiaries which do not guarantee the notes;
•	making certain investments; and
•	modifying authorized capital.

We may not be able to generate the amount of cash needed to fund our future operations.

Our ability either to make payments on or to refinance our indebtedness, or to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. Our ability to generate cash is in part subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations and available cash financed through the issuance of securities and our Credit Facility will be adequate to meet our future liquidity needs for at least one year from the date of this prospectus. Significant assumptions underlie this belief, including, among other things, that there will be no material adverse developments in our business, liquidity or capital requirements. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as:

•	reducing capital expenditures;
•	reducing research and development efforts;
•	selling assets;
•	restructuring or refinancing our remaining indebtedness; and
•	seeking additional funding.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that we will be able to make future borrowings in amounts sufficient to enable us to pay the principal and interest on our current indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

We have incurred losses since our inception.

We have incurred losses since our inception in March 2000 and have financed our operations principally through equity investments and borrowings. As of December 31, 2006, we had working capital of $35.3 million and cash, cash equivalents and investments of $55.4 million; we had an accumulated deficit of $53.3 million; and, from inception through such date, we had used $53.0 million in cash for operating activities. Our net losses are likely to continue for the foreseeable future.

Our ability to become profitable is dependent upon us achieving a sufficient volume of business from our customers. If we cannot achieve a high enough volume, we likely will incur additional net and operating losses. We may be unable to continue our business as presently conducted unless we obtain funds from additional financings.

Our net losses and cash outflows may increase as and to the extent that we increase the size of our business operations, increase the purchases of Systems for Christie/AIX’s Digital Cinema Roll-Out, increase our sales and marketing activities, enlarge our customer support and professional services and acquire additional businesses. These efforts may prove to be more expensive than we currently anticipate which could further increase our losses. We must significantly increase our revenues in order to become profitable. We cannot reliably predict when, or if, we will become profitable. Even if we achieve profitability, we may not be able to sustain it. If we cannot generate operating income or positive cash flows in the future, we will be unable to meet our working capital requirements.

Many of our corporate actions may be controlled by our officers, directors and principal stockholders; these actions may benefit these principal stockholders more than our other stockholders.

As of April 24, 2007, our directors, executive officers and principal stockholders beneficially own, directly or indirectly, in the aggregate, approximately 20.2% of our outstanding common stock. In particular, A. Dale Mayo, our President and Chief Executive Officer beneficially holds all 763,811 shares of Class B common stock, and 133,127 shares of Class A common stock which collectively represent approximately 5.2% of our outstanding common stock, and includes 100,000 shares of Class A common stock held by Mr. Mayo’s spouse, of which Mr. Mayo disclaims beneficial ownership, and 12,000 shares of Class A common stock held for the account of Mr. Mayo’s grandchildren, the custodian of which accounts is Mr. Mayo’s spouse, of which Mr. Mayo also disclaims beneficial ownership. Our Class B common stock entitles the holder to ten votes per share. The shares of Class A common stock have one vote per share. Due to the supervoting Class B common stock, Mr. Mayo has approximately 24.6% of our voting power. These stockholders, and Mr. Mayo himself, will have significant influence over our business affairs, with the ability to control matters requiring approval by our security holders, including elections of directors and approvals of mergers or other business combinations. Also, certain corporate actions directed by our officers may not necessarily inure to the proportional benefit of other stockholders of our company; under his employment agreement, for example, Mr. Mayo is entitled to receive a guaranteed annual cash bonus.

Our success will significantly depend on our ability to hire and retain key personnel.

Our success will depend in significant part upon the continued services of our key technical, sales and senior management personnel. If we lose one or more of our key employees, we may not be able to find a suitable replacement(s) and our business and results of operations could be adversely affected. In particular, our performance depends significantly upon the continued service of A. Dale Mayo, our President and Chief Executive Officer, whose experience and relationships in the movie theater industry are integral to our business, particularly in the business areas of AccessIT SW, DMS and Christie/AIX. Although we have obtained two $5.0 million key-man life insurance policies in respect of Mr. Mayo, the loss of his services would have a material and adverse effect on our business, operations and prospects. Each policy carries a death benefit of $5.0 million, and while we are the beneficiary of each policy, under one of the policies the proceeds are to be used to repurchase, after reimbursement of all premiums paid by us, shares of our capital stock held by Mr. Mayo’s estate at the then-determined fair market value. We also rely on the experience and expertise of certain officers of our subsidiaries. In addition, our future success will depend upon our ability to hire, train, integrate and retain qualified new employees.

We may be subject to environmental risks relating to the on-site storage of diesel fuel and batteries.

Our IDCs contain tanks for the storage of diesel fuel for our generators and significant quantities of lead acid batteries used to provide back-up power generation for uninterrupted operation of our customers’ equipment. We cannot assure you that our systems will be free from leaks or that use of our systems will not result in spills. Any leak or spill, depending on such factors as the nature and quantity of the materials involved and the environmental setting, could result in interruptions to our operations and the incurrence of significant costs; particularly to the extent we incur liability under applicable environmental laws. This could have a material adverse effect on our business, financial position and results of operations.

We may not be successful in the disposal of our Data Center Services.

In connection with the disposal of our Data Center Services we may pursue the disposition of the related assets and liabilities. Among such items are certain operating leases which expire between June 2009 through January 2016. As of December 31, 2006, obligations under these operating leases totaled $11.2 million. We cannot assure you that the existing landlords would consent to the assignment of these leases to a buyer of our data centers. As a result, we may have continuing obligations under these leases, which could have a material adverse effect on our business, financial position and results of operations.

Service and other interruptions could potentially reduce our revenues and harm our reputation and financial results.

For as long as we operate our Data Centers, our Data Centers and our customers’ equipment, located within our Data Centers, are vulnerable to damage from human error, physical or electronic security breaches, power loss, other facility failures, fire, earthquake, water damage, sabotage, vandalism and similar events. In addition, our customers would be adversely affected by the failure of carriers to provide network access to our facilities as a result of any of these events. Any of these events or other unanticipated problems could interrupt our customers’ ability to provide services from our Data Centers. This could damage our reputation, make it difficult to attract new, and retain existing, customers and cause our customers to terminate their contracts with us and to seek damages. Any of these events could have a material adverse effect on our business, financial position and prospects.

We depend on relationships with third parties, which, if not maintained, may adversely affect our ability to provide services to our customers.

We are not a communications carrier and, therefore, for as long as we operate our Data Centers, we rely substantially on third parties to provide our customers with access to voice, data and Internet networks. We must maintain relationships with third-party network providers in order to offer our IDC customers access to a choice of networks. Many carriers have their own data center facilities and may be reluctant to provide network services at our IDCs. As a result, some carriers may choose not to connect their services to our IDCs.

For as long as we operate our Data Centers, the availability of an adequate supply of electrical power and the infrastructure to deliver that power is critical to our ability to attract and retain customers and achieve profitability. We rely on third parties to provide electrical power to our IDCs and cannot be certain that these parties will provide adequate electrical power or that we will have the necessary infrastructure to deliver such power to our customers. If the electrical power delivered to our IDCs is inadequate to support our customers’ requirements or if delivery is not timely, our results of operations and financial position may be materially and adversely affected.

Risks relating to the offering

The liquidity of the Common Stock is uncertain; the limited trading volume of the Common Stock may depress the price of such stock or cause it to fluctuate significantly.

Although shares of the Common Stock are listed on NASDAQ, there has been a limited public market for the Common Stock and there can be no assurance that an active trading market for the Common Stock will develop. As a result, you may not be able to sell your shares of Common Stock in short time periods, or possibly at all. The absence of an active trading market may cause the price per share of the Common Stock to fluctuate significantly.

Substantial resales or future issuances of the Common Stock could depress our stock price.

The market price for the Common Stock could decline, perhaps significantly, as a result of resales or issuances of a large number of shares of the Common Stock in the public market or even the perception that such resales or issuances could occur, including resales of the shares being registered hereunder pursuant to the registration statement of which this prospectus is a part. In addition, we have outstanding a substantial number of options, warrants and other securities convertible into shares of Common Stock that may be exercised in the future. Certain holders of these warrants and other securities, as well as holders of our outstanding shares of Common Stock, have piggy-back registration rights and the holders of shares of Common Stock issuable in exchange for its shares of certain warrants have demand and piggy-back registration rights. These factors could also make it more difficult for us to raise funds through future offerings of our equity securities.

You will incur substantial dilution as a result of certain future equity issuances.

We have a substantial number of options, warrants and other securities currently outstanding which may be immediately converted into shares of Common Stock. To the extent that these options, warrants or similar securities are exercised or converted, or to the extent we issue additional shares of Common Stock in the future, as the case may be, there will be further dilution to holders of shares of the Common Stock.

Provisions of our certificate of incorporation and Delaware law could make it more difficult for a third party to acquire us.

Provisions of our certificate of incorporation, as well as of Section 203 of the Delaware General Corporation Law (the “DGCL”), could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders.

Our certificate of incorporation authorizes the issuance of 15,000,000 shares of preferred stock. The terms of our preferred stock may be fixed by the company’s board of directors without further stockholder action. The terms of any outstanding series or class of preferred stock may include priority claims to assets and dividends and special voting rights, which could adversely affect the rights of holders of Common Stock. Any future issuance(s) of preferred stock could make the takeover of the company more difficult, discourage unsolicited bids for control of the company in which our stockholders could receive premiums for their shares, dilute or subordinate the rights of holders of Common Stock and adversely affect the trading price of the Common Stock.

Under Section 203 of the DGCL, Delaware corporations whose securities are listed on a national securities exchange, like NASDAQ, may not engage in business combinations such as mergers or acquisitions with any interested stockholders, defined as an entity or person beneficially owning 15% or more of our outstanding common stock without obtaining certain prior approvals. As a result of the application of Section 203, potential acquirers of the company may be discouraged from attempting to effect an acquisition transaction with the company, thereby depriving holders of the company’s securities of opportunities to sell or otherwise dispose of the securities at prices above prevailing market prices.

We may not be able to maintain listing on NASDAQ, which may adversely affect the ability of purchasers in this offering to resell their securities in the secondary market.

The Common Stock is presently listed on NASDAQ. However, we cannot assure you that the company will meet the criteria for continued listing on NASDAQ. If the company were unable to meet the continued listing criteria of NASDAQ and the Common Stock became delisted, trading of the Common Stock could thereafter be conducted in the over-the-counter market in the so-called “pink sheets” or, if available, on the NASD’s Electronic Bulletin Board. In such case, an investor would likely find it more difficult to dispose of, or to obtain accurate market quotations for, the company’s securities.

If the shares of Common Stock were to be delisted from NASDAQ, they may become subject to Rule 15g-9 under the Exchange Act, which imposes sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors.” Application of this Rule could adversely affect the ability and/or willingness of broker-dealers to sell the company’s securities and may adversely affect the ability of purchasers in this offering to resell their securities in the secondary market.

USE OF PROCEEDS

We will receive no proceeds from the sale of any of or all of the shares being offered by the selling security holders under this prospectus.

SELLING STOCKHOLDERS

The following table sets forth as of April 24, 2007, certain information with respect to the beneficial ownership of the Common Stock as to each selling stockholder.

	Shares Beneficially Owned Prior to Offering		Shares which may be offered Pursuant to this Offering	Shares Beneficially Owned After Offering

Name	Number	Percent (a)	Number	Number (b)	Percent (a)

Silver Oak Capital, L.L.C.	959,073(f)	3.9%	109,424	849,649(f)	3.5%

Alexandra Global Master Fund Ltd.	218,548(c)	*	21,884	196,664(c)	*

JMG Capital Partners, L.P. (d)	107,964	*	14,590	93,374	*

JMG Triton Offshore Fund, Ltd. (e)	107,965	*	14,590	93,375	*

Granite Equity Limited Partnership(g)	312,955	1.3%	40,750	272,205	1.1%

Eugene K. Schreder (h)	10,926	*	10,926	0	*

Alyssa M. Schreder	3,959	*	3,959	0	*

Shawn A. Teal (i)	3,348	*	3,348	0	*

Robert E. Martin (j)	3,348	*	3,348	0	*

John B. Brownson (k)	91,004	*	5,575	85,429	*

Total	1,819,090(l)	7.5%	228,394	1,590,696(l)	6.5%

___________________

*	Less than 1%

(a)

Applicable percentage of ownership is based on 23,979,073 shares of Common Stock outstanding as of April 24, 2007 together with all applicable options, warrants and other securities convertible into shares of Common Stock for the named stockholder. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of Common Stock subject to options, warrants or other convertible securities exercisable within 60 days after April 24, 2007 are deemed outstanding for computing the percentage ownership of the person holding such options, warrants or other convertible securities, but are not deemed outstanding for computing the percentage of any other person. Except as otherwise noted, the named beneficial owner has the sole voting and investment power with respect to the shares shown.

(b)	Assumes sale of all shares offered under this prospectus.
(c)	Includes 94,757 shares of Class A Common Stock subject to currently exercisable warrants.
(d)

JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the shares offered pursuant to this prospectus. The equity interests of the Manager are owned by JMG Capital Management, Inc. (“JMG Capital”), a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the executive officer and director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

(e)

JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power over the Fund’s investments, including the shares offered pursuant to this prospectus. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware

corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

(f)

Includes 452,632 shares of Class A Common Stock owned by Leonardo, L.P. (“Leonardo”), 178,947 shares of Class A Common Stock subject to currently exercisable warrants owned by Leonardo and 150,039 shares of Class A Common Stock subject to currently exercisable warrants owned by AG Offshore Convertibles, Ltd. Silver Oak Capital, L.L.C. (“Silver Oak”) holds its shares as nominee for private investment funds and separately managed accounts managed by Angelo, Gordon & Co., L.P. (“Angelo, Gordon”). Mr. John M. Angelo and Mr. Michael L. Gordon are controlling members of Silver Oak. Leonardo Capital Management, Inc. (“LMCI”) is the sole general partner of Leonardo. Angelo, Gordon is the sole director of LCMI. Angelo, Gordon is also the investment manager of AG Offshore Convertibles, Ltd. Mr. Angelo and Mr. Gordon are the principal executive officers of Angelo, Gordon. Each entity, including Silver Oak, and Messrs. Angelo and Gordon, disclaim beneficial ownership of securities reported herein except to the extent of each one's pecuniary interest in such securities.

(g)	Richard L. Bauerly and Arthur R. Monaghan of Granite Equity Limited Partnership were directors of USM prior to our acquisition thereof on July 31, 2006.
(h)

Eugene K. Schreder held the positions of Senior Vice President of Sales and Chairman of the Board of Directors of USM prior to our acquisition thereof on July 31, 2006. Mr. Schreder currently holds the position of Division Senior Vice President of Sales of USM, our wholly-owned subsidiary.

(i)

Shawn A. Teal previously held the positions of President, Chief Executive Officer and Director of USM prior to our acquisition thereof on July 31, 2006. Mr. Teal resigned from his positions with USM in 2004.

(j)

Robert E. Martin held the positions of President, Chief Executive Officer and Director of USM prior to our acquisition thereof on July 31, 2006. Mr. Martin currently holds the positions of Division President and Chief Operating Officer of USM, our wholly-owned subsidiary.

(k)

John B. Brownson held the positions of Chief Financial Officer, Chief Operating Officer and Assistant Secretary of USM prior to our acquisition thereof on July 31, 2006. Mr. Brownson currently holds the position of Division Senior Vice President, Finance and Administration of USM, our wholly-owned subsidiary.

(l)	Includes 423,743 shares of Class A Common Stock subject to currently exercisable warrants.

Except as disclosed above, no selling stockholder has held a position as a director or officer nor has had a material relationship with us or any of our affiliates, or our or their predecessors, within the past three years.

PLAN OF DISTRIBUTION

Each selling stockholder of the Common Stock and any of their pledgees, assignees, donees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on NASDAQ or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the Common Stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We have agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(c) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the Common Stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Common Stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

The validity of the offered shares of the Common Stock has been passed on for us by Kelley Drye & Warren LLP, New York, New York.

EXPERTS

The consolidated financial statements of Access Integrated Technologies, Inc. as of March 31, 2006 and 2005 and for the years then ended incorporated by reference into this prospectus have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their report included in Form 10-KSB for the year ended March 31, 2006 and are included in reliance upon the report of Eisner LLP given on the authority of said firm as experts in auditing and accounting.

INDEMNIFICATION AGAINST LIABILITY UNDER THE SECURITIES ACT

We are permitted to indemnify to the fullest extent now or hereafter permitted by law, each director, officer or other authorized representative of the Company who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an authorized representative of the Company, against all expenses (including attorneys’ fees and disbursements), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however that this provision shall not eliminate or limit the liability of a director to the extent that such elimination or liability is expressly prohibited by the Delaware General Corporation Law as in effect at the time of the alleged breach of duty by such director.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to any arrangement, provision or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

228,394 Shares

Class A Common Stock

PROSPECTUS

May 18, 2007